

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 13, 2011

VIA FIRST CLASS MAIL

Helen W. Brown, Esq.
Bass Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, TN 38103

Re: Business Development Corporation of America, et al. (File No. 812-13873)

Dear Ms. Brown:

By form APP-WD filed with the Securities and Exchange Commission on June 29, 2011, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Jennifer L. Sawin
Branch Chief

cc: Martina A. Brosnahan, Esq.

Jason B. Beauvais, Esq.
Main Street Capital Corporation